UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

COST PLUS, INC.

(Name of Subject Company)

COST PLUS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

221485105

(CUSIP Number of Class of Securities)

Barry J. Feld
Chief Executive Officer
Cost Plus, Inc.
200 4th Street
Oakland, California 94607
(510) 893-7300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy
Rick C. Madden
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Page
ITEM 4. THE SOLICITATION OR RECOMMENDATION	1
ITEM 8. ADDITIONAL INFORMATION	2

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Cost Plus, Inc., a California corporation (the “Company”), on May 25, 2012.  The Schedule 14D-9 relates to the offer by Blue Coral Acquisition Corp., a California corporation (“Merger Sub”) and a wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $22.00 per share, net to the holder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with the SEC on May 25, 2012.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM  4.         THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation”, is hereby amended and supplemented by replacing the fifth paragraph in the subsection titled “Analysis of Selected Publicly Traded Comparable Companies” under the heading “Opinion of the Company’s Financial Advisor” on page 21 of the Schedule 14D-9 with the following:

“Based on this data, as of May 7, 2012, PJSC developed a summary valuation analysis for the Company based on a range of trading valuation multiples and ratios for the Cost Plus Select Public Companies and the Company.  The summary valuation analysis is set forth below:

(Amounts in Millions, Except Per Share Data)

		Multiple					Implied			Implied			Implied
		Range					Enterprise Value			Equity Value (d)			Per Share Value (e)

Net Sales
LTM (a)	$978.7	17%		-	151%		$167.4	-	$1,476.8	$30.4	-	$1,339.9	$1.34	-	$51.68

EBITDA
LTM (a)	54.0	4.0	x	-	10.7	x	216.1	-	578.0	79.2	-	441.1	3.45	-	18.02
2012E (53 Week) (b)	66.9	3.7		-	9.4		247.6	-	629.0	110.7	-	492.1	4.79	-	19.96
2013E (b)	80.0	3.2		-	7.7		256.1	-	616.3	119.2	-	479.4	5.14	-	19.48

EBIT
LTM (a)	35.4	5.7	x	-	22.2	x	201.6	-	785.3	64.7	-	648.3	2.83	-	25.84
2012E (53 Week) (b)	49.2	5.1		-	19.1		250.9	-	939.7	114.0	-	802.8	4.93	-	31.63
2013E (b)	63.6	4.4		-	10.6		279.7	-	673.9	142.8	-	537.0	6.11	-	21.66

EPS (c)
LTM (Fully Taxed) (a)	$0.67	11.0	x	-	61.3	x	309.8	-	1,187.6	172.9	-	1,050.7	7.34	-	40.91
2012E (53 Week / Fully Taxed) (b)	0.93	11.2		-	24.6		383.8	-	703.3	246.9	-	566.4	10.36	-	22.77
2013E (b)	1.29	9.9		-	20.9		444.0	-	813.9	307.1	-	677.0	12.75	-	26.91

Note: Assumes diluted shares using the treasury stock method.
(a)	Preliminary LTM financial information as of April 28, 2012. Source: Company management.
(b)	Source: Company management forecast — as of May 4, 2012.
(c)	Assumes an effective tax rate of 38.0%.
(d)	Equity value calculated as enterprise value less total debt plus cash as of April 28, 2012 (based on preliminary financial information). Source: Company management.
(e)

Assumes 22.49 million shares outstanding and 0.078 million unvested restricted shares as of April 24, 2012 plus 0.5 million — 4.3 million in-the-money options outstanding at a weighted average exercise price of $0.94 - $11.22. Source: Company management.”

Item 4, “The Solicitation or Recommendation”, is hereby amended and supplemented by replacing the first sentence of the penultimate paragraph in the subsection titled “Analysis of Selected Publicly Traded Comparable Companies” under the heading “Opinion of the Company’s Financial Advisor” on page 22 of the Schedule 14D-9 with the following:

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“PJSC calculated a range of implied equity values per Share of $9.50 to $19.00 without a control premium and $12.35 to $24.70 with a control premium by applying its professional judgment to the range of multiples and ratios from the comparable companies to exclude outliers and to give greater emphasis to EBITDA multiples which they believed to be more relevant to the calculation.”

Item 4, “The Solicitation or Recommendation”, is hereby amended and supplemented by deleting the last paragraph in the subsection titled “Analysis of Selected Publicly Traded Comparable Companies” under the heading “Opinion of the Company’s Financial Advisor” on page 22 of the Schedule 14D-9.

Item 4, “The Solicitation or Recommendation”, is hereby amended and supplemented by replacing the third paragraph in the subsection titled “Analysis of Selected Precedent Transactions” under the heading “Opinion of the Company’s Financial Advisor” on page 22 of the Schedule 14D-9 with the following:

“PJSC calculated the multiples of the LTM net sales, EBITDA, EBIT and Net Income/EPS paid in these Selected Precedent Transactions.  PJSC calculated the implied equity values per Share using this range of multiples and ratios applied to financials of the Company for LTM 2012.  A summary of this analysis is set forth below:

(Amounts in Millions, Except Per Share Data)

		Multiple			Implied			Implied			Implied
		Range			Enterprise Value			Equity Value (b)			Per Share Value (c)

Net Sales
LTM (a)	$978.7	24%	-	206%	$230.0	-	$2,018.1	$93.1	-	$1,881.1	$4.05	-	$71.83

EBITDA
LTM (a)	54.0	5.7 x	-	14.0 x	307.9	-	756.3	171.0	-	619.4	7.26	-	24.75

EBIT
LTM (a)	35.4	10.0 x	-	22.9 x	353.7	-	810.0	216.8	-	673.1	9.14	-	26.77

E.P.S.
LTM (Fully Taxed) (a)	$0.67	17.4 x	-	36.6 x	415.2	-	747.5	278.3	-	610.6	11.61	-	24.42

Note: Assumes diluted shares using the treasury stock method.
(a)	Preliminary LTM financial information as of April 28, 2012. Source: Company management.
(b)	Equity value calculated as enterprise value less total debt plus cash as of April 28, 2012 (based on preliminary financial information). Source: Company management.
(c)

Assumes 22.49 million shares outstanding and 0.078 million unvested restricted shares as of April 24, 2012 plus 1.0 million — 4.3 million in-the-money options outstanding at a weighted average exercise price of $2.38 - $11.22. Source: Company management.

PJSC calculated a range of implied equity values per Share of $10.00 to $22.00 by applying its professional judgment to exclude outliers and to give greater emphasis to EBITDA multiples which they believed to be more relevant to the calculation.”

ITEM  8.         ADDITIONAL INFORMATION.

Item 8, “Additional Information”, is hereby amended and supplemented by replacing the last sentence of the subsection entitled “Certain Litigation” with the following:

“The District Court will hold a hearing on that motion on June 25, 2012.”

Item 8, “Additional Information”, is hereby amended and supplemented by replacing the table at the end of the subsection titled “Certain Company Projections” with the following:

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“Summary Management Forecast

(Amounts in Millions, Except Per Share Data)

	Projected FY — Management Forecast
	2012E 53-Week	2012E 52-Week	2013P	2014P
Net Sales	$1,057.5	$1,040.4	$1,129.5	$1,219.7
EBITDA	66.9	63.5	80.0	91.0
Net Income	22.8	20.9	32.5	38.4
Diluted EPS	$1.15	$1.05	$1.29	$1.49
Diluted EPS - Fully Taxed	$0.93	$0.85	$1.29	$1.49
Number of Stores	264	264	274	289
Free Cash Flow	13.3	NA	27.2	22.2

•  For comparability purposes, Diluted EPS — Fully Taxed reflects fully taxed EPS assuming an effective tax rate of 38% and no future benefit from any NOL carry-forward.

•  “Free Cash Flow” — defined as cash from operations less capital expenditures.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

COST PLUS, INC.

	By:	/s/ Barry J. Feld
		Name:	Barry J. Feld
		Title:	Chief Executive Officer

Dated: June 21, 2012

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